Riviera Holdings Corporation
                        Offer To Purchase For Cash Up To
         500,000 Shares of Its Common Stock, $.001 Par Value Per Share,
                   At a Purchase Price of $7.50 Net Per Share

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|          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT         |
|            12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 2, 2000,          |
|                         UNLESS THE OFFER IS EXTENDED.                        |
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         Riviera  Holdings  Corporation,  a Nevada  corporation (the "Company"), hereby invites its stockholders to tender shares (the "Shares") of its common stock, par value $.001 per share (the "Common Stock"), to the Company at the price of $7.50 per share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). All Shares properly tendered and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares acquired in the Offer will be acquired at the Purchase Price. The Company reserves the right, in its sole discretion, to purchase more than 500,000 Shares pursuant to the Offer, although it has no current intention to do so. Shares tendered and not purchased because of proration will be returned. The Offer is being made to all holders of Shares, including directors and executive officers of the Company. The Company has been advised that none of its directors and executive officers intends to tender any Shares pursuant to the Offer. See "The Tender Offer -- Number of Shares; Proration."

          The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See "The Tender Offer -- Certain Conditions of the Offer."

         The Shares are listed and traded on the American Stock Exchange ("AMEX") under the symbol "RIV." On December 27, 1999, the last full trading day on the AMEX prior to the announcement of the Offer, the closing per Share sales price as reported on the AMEX was $5.19. See "The Tender Offer -- Price Range of Shares; Dividends."

         Stockholders are urged to obtain current market quotations for the Shares. The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender such stockholder's Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

         This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the fairness or merits of such transaction or the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                                    IMPORTANT

         Any stockholder wishing to tender all or any part of such stockholder's Shares should either (a) complete and sign a Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver such Letter of Transmittal, together with any required signature guarantee, and any other required documents to American Stock Transfer & Trust Company (the "Depositary"), and mail or deliver the certificates for such Shares to the Depositary (together with any other documents required by the Letter of Transmittal) or tender such Shares pursuant to the procedure for book-entry transfer set forth in "The Tender Offer -- Procedures for Tendering Shares" or (b) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Holders of Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary, in any case, by the expiration of the Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in "The Tender Offer -- Procedures for Tendering Shares."

         To properly tender shares, stockholders must validly complete the Letter of Transmittal.

         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

         The Company has not authorized any person to make any recommendation on behalf of the Company as to whether stockholders should tender or refrain from tendering Shares pursuant to the Offer. The Company has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained herein or in the related Letter of Transmittal. If given or made, any such recommendation or any such information or representation must not be relied upon as having been authorized by the Company.

            The date of this Offer to Purchase is December 28, 1999.

                                TABLE OF CONTENTS


SECTION                       PAGE       SECTION                            PAGE



INTRODUCTION.....................1      11.  Interest of Directors
THE TENDER OFFER................ 3           and Officers and
     1.  Number of Shares;                   Principal Stockholder;
         Proration.............. 3           Transactions and
     2.  Purpose of the Offer;               Arrangements Concerning
         Certain Effects of                  Shares...........................23
         the Offer; Plans of            12.  Benficial Ownership of
         the Company After                   Shares...........................23
         the Offer...............5      13.  Effects of the Offer
     3.  Position of the                     On the Market for
         Company's Board;                    Shares; Registration
         Fairness of the Offer.. 7           Under the Exchange Act...........25
     4.  Procedures For                 14.  Certain Legal Matters;
         Tendering Shares.......10           Regulatory Approvals.............26
     5.  Withdrawal Rights......14      15.  Certain United States
     6.  Purchase of Shares                  Federal Income Tax
         and Payment of                      Consequences.....................26
         Purchase Price.........15      16.  Extension of the
     7.  Certain Conditions                  Offer; Termination;
         of the Offer...........16           Amendment........................27
     8.  Price Range of Shares;         17.  Fees and Expenses................28
         Dividends..............17      18.  Miscellaneous....................29
     9.  Source and Amount
         of Funds...............18
     10. Certain Information
         Concerning the
         Company................18


         SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS. Certain sections of this Offer to Purchase and certain documents referenced herein include forward-looking statements. These forward-looking statements generally relate to the Company's plans and objectives for future operations and are based upon management's reasonable estimates of future results or trends. In this Offer to Purchase and certain documents referenced herein, the words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from those anticipated as a result of numerous factors, including among other things: local and regional economic and business conditions; changes or developments in laws, regulations or taxes; actions taken or omitted to be taken by third parties, including the Company's customers, suppliers, competitors and stockholders, as well as legislative, regulatory, judicial and other governmental authorities; competition; the loss of any licenses or permits or the Company's failure to renew gaming or liquor licenses on a timely basis; delays in opening the casino in Black Hawk, Colorado due to casualty, weather or mechanical failure, or labor disputes or work stoppages; changes in business strategy, capital improvements or development plans; and availability of additional capital to support capital improvements and development. The Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of risks and uncertainties, the forward-looking events and circumstances discussed in this Offer to Purchase and any documents referenced herein might not occur.

To the Holders of Common Stock
of Riviera Holdings Corporation:

                                  INTRODUCTION

         Riviera Holdings Corporation, a Nevada corporation (the "Company"), invites its stockholders to tender shares (the "Shares") of its Common Stock, par value $.001 per share (the "Common Stock"), to the Company at the price of $7.50 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth herein and in the related letter of transmittal (the "Letter of Transmittal") (which terms and conditions, as amended, supplemented or otherwise modified from time to time, constitute the "Offer"). All Shares properly tendered and not properly withdrawn will be purchased at the Purchase Price upon the terms and subject to the conditions of the Offer, including the proration provisions. The Company reserves the right, in its sole discretion, to purchase more than 500,000 Shares pursuant to the Offer. The Offer is being made to all holders of Shares, including directors and executive officers of the Company. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. See "The Tender Offer -- Number of Shares; Proration."

         The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See "The Tender Offer -- Certain Conditions to the Offer."

         The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

         Upon the terms and subject to the conditions of the Offer, if at the expiration date of the Offer more than 500,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered and not properly withdrawn, the Company will purchase Shares first from all the Odd Lot Holders (as defined in "The Tender Offer -- Number of Shares; Proration") who properly tender all of their Shares and then on a pro rata basis from all other stockholders who properly tender Shares at the Purchase Price (and do not properly withdraw them prior to the expiration of the Offer). See "The Tender Offer -- Number of Shares; Proration."

         The Purchase Price will be paid net to the tendering stockholder in cash, without interest thereon, for all Shares purchased. Tendering stockholders who hold Shares in their own name and who tender their Shares directly to the American Stock Transfer & Trust Company (the "Depositary") will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 2 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through the brokers or banks and not directly to the Depositary. However, any tendering stockholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal may be subject to required United States Federal Income Tax Backup Withholding of 31% of the gross proceeds payable to the tendering stockholder or other payee pursuant to the Offer. See "The Tender Offer -- Procedures for Tendering Shares." The Company will pay all fees and expenses of the Depositary and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See "The Tender Offer -- Fees and Expenses."

         The Board of Directors has determined that an offer to repurchase Shares directly from the Company's stockholders pursuant to this Offer would be in the best interests of the Company and its stockholders. The Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value. In addition, the Offer will provide the Company's stockholders an opportunity to sell a portion of their Shares which may not be available to stockholders based upon the current market conditions applicable to trading in the Company's Shares. See "The Tender Offer -- Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer."

         The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity, subject to the terms and conditions of the Offer, to sell those Shares for cash without the usual transaction costs associated with open market sales, if tendered by the registered owner directly to the Depositary. In addition, the Offer gives stockholders the opportunity to sell at a price greater than market prices prevailing prior to the announcement of the Offer. The Offer also allows stockholders to sell only a portion of their Shares while retaining a continuing equity interest in the Company. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future. In determining whether to tender Shares pursuant to the Offer, stockholders should consider the possibility that they may be able to sell their Shares in the future on the AMEX or otherwise, including in connection with a sale of the Company, at a net price higher than the Purchase Price. See "The Tender Offer -- Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer." The Company can give no assurance, however, as to the price at which a stockholder may be able to sell non-tendered Shares in the future or whether a sale of the Company may occur in the future.

         As of December 15, 1999, the Company had 4,523,021 issued and outstanding Shares, 583,755 Shares held in treasury and had reserved 633,000 Shares for issuance upon exercise of outstanding stock options under the Company's stock option plans. The 500,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 11% of the Company's Shares outstanding on December 15, 1999 (approximately 10% assuming exercise of outstanding exercisable options). The Shares are listed and traded on the AMEX under the symbol "RIV." On December 27, 1999, the last full trading day on the AMEX prior to the announcement of the Offer, the closing per Share sales price as reported on the AMEX was $5.19. Stockholders are urged to obtain current market quotations for the Shares. See "The Tender Offer -- Price Range of Shares; Dividends."

                                THE TENDER OFFER

1.       Number of Shares; Proration.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Company will purchase 500,000 Shares or such lesser number of Shares as are properly tendered (and not properly withdrawn as described in "The Tender Offer -- Withdrawal Rights") prior to the Expiration Date at $7.50 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon. The term "Expiration Date" means 12:00 midnight, New York City time, on February 2, 2000 unless and until the Company, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire. See "The Tender Offer -- Number of
Shares; Proration." See "The Tender Offer -- Extension of the Offer; Termination; Amendment" for a description of the Company's right to extend, delay, terminate or amend the Offer.

         The Company reserves the right to purchase more than 500,000 Shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission ("SEC"), the Company may purchase pursuant to the Offer an additional number of Shares, not to exceed 2% of the outstanding Shares, without amending or extending the Offer. See "The Tender Offer -- Certain Conditions of the Offer." In the event of an over-subscription of the Offer as described below, Shares tendered prior to the Expiration Date will be subject to proration, except for Odd Lots (as defined below). The proration period also expires on the Expiration Date. If (i) (x) the Company increases or decreases the Purchase Price to be paid for the Shares, (y) the Company increases the number of Shares being sought in the Offer and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or (z) the Company decreases the number of Shares being sought, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in "The Tender Offer -- Extension of the Offer; Termination; Amendment," the Offer will be extended until the expiration of such period of ten business days.

         The Offer is not conditioned on the tender of any minimum number of Shares, but is subject to certain other conditions. See "The Tender Offer -- Certain Conditions of the Offer."

         All Shares properly tendered pursuant to the Offer and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares tendered and not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

         If the number of Shares properly tendered and not properly withdrawn prior to the Expiration Date is less than or equal to 500,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company will, upon the terms and subject to the conditions of the Offer, purchase all Shares so tendered at the Purchase Price.

         Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 500,000 Shares (or such greater number of Shares as the Company may elect to purchase) have been properly tendered and not withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on the basis set forth below:

         (a) First, all Shares properly tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) who:

                  (i) Tenders all Shares beneficially owned by such Odd Lot Holder (tenders of less than all Shares owned by such shareholder will not qualify for this preference); and

                  (ii) Completes the box captioned "Odd Lots" on the Letter of Transmittal and if applicable, on the Notice of Guaranteed Delivery; and

         (b) Second, after purchase of all of the foregoing Shares, all other Shares properly tendered and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below.

         Odd Lots. For purposes of the Offer, the term "Odd Lots" means all Shares properly tendered prior to the Expiration Date and not properly withdrawn by any person who owned beneficially or of record as of the close of business on December 28, 1999 and who continues to own beneficially or of record as of the Expiration Date, an aggregate of fewer than 100 Shares and so certified in the appropriate place on the Letter of Transmittal (an "Odd Lot Holder") and, if applicable, on the Notice of Guaranteed Delivery. In order to qualify for this preference, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in Instruction 8 of the Letter of Transmittal and under "The Tender Offer -- Procedures for Tendering Shares." As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an Odd Lot Holder who holds Shares in its name and tenders its Shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discount in a sale of the holder's Shares. Any stockholder wishing to tender all of such stockholder's Shares pursuant to this Section should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

         The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any stockholder who tenders any Shares beneficially owned and who, as a result of proration, would then beneficially own an aggregate of fewer than 100 Shares. If the Company exercises this right, it will increase the number of Shares that it is offering to purchase in the Offer by the number of Shares purchased through the exercise of such right.

         Proration of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 500,000 Shares (or such greater number of Shares as the Company may elect to purchase) have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase properly tendered Shares on a prorated basis (with appropriate adjustments to avoid purchases of fractional shares) as described below. In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering Shares shall be based on the ratio of the number of Shares properly tendered and not properly withdrawn by such stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders. Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in "The Tender Offer -- Procedures for Tendering Shares") and not properly withdrawn the Company does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately five business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain preliminary proration information from the Company and may be able to obtain such information from their brokers.

         As described in "The Tender Offer -- Certain United States Federal Income Tax Consequences," the number of Shares that the Company will purchase from a stockholder pursuant to the Offer may affect the United States federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder's decision whether or not to tender Shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration.

         This Offer to Purchase and the related Letter of Transmittal will be mailed to stockholders who were record holders of Shares as of December 28, 1999 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer

         Purpose of the Offer. On September 21, 1998, the Company's Board of Directors authorized a stock repurchase program. Such authorization was based upon the determination of the Board of Directors that Company repurchases of Shares would provide a liquidity opportunity for those stockholders wishing to dispose of their Shares and enhance stockholder value for the remaining stockholders, and that such repurchases would be in the best interests of the Company and its stockholders. Due in part to the relatively thin public trading market for the Common Stock, the Company repurchased only 39,100 Shares through purchases on the AMEX at an average price of $4.84 per Share during the four-month period such stock repurchase program was in effect. See "--Position of the Company's Board; Fairness of the Offer" for a description of other recent purchases of Common Stock by the Company from Allen E. Paulson and Sun America, Inc.

         The public trading market for the Shares has recently been characterized by low prices and low trading volume. As a result, there is a limited market for the Shares and low trading volumes make it difficult for stockholders to sell a substantial number of Shares at prevailing market prices. The Company is making the Offer to provide stockholders who wish to sell their Shares the opportunity to do so at a premium over recent market prices. After considering the results of the repurchase program and the Company's alternatives, the Board of Directors has determined that an offer to repurchase Shares directly from the Company's stockholders pursuant to the Offer would be in the best interests of the Company and its stockholders, and authorized the Offer. The Board of Directors of the Company has determined that the Company's financial condition and outlook and current market conditions make this an attractive time to repurchase a portion of the outstanding Shares. In the view of the Board of Directors, the Offer represents an opportunity for the Company to purchase Shares that it would be otherwise unable to purchase in the open market due to the limited trading volume in the public market for the Shares. The Board of Directors also believes that the purchase of Shares at this time is consistent with the Company's long-term corporate goal of seeking to increase shareholder value. In addition, the Board of Directors believes that the Company's purchase of Shares pursuant to the Offer represents an attractive long-term investment that will benefit the Company and the stockholders who elect not to tender their Shares pursuant to the Offer.

         The Offer will enable stockholders, if they so desire, to sell a portion of their Shares while retaining a continuing equity interest in the Company. The Offer may provide stockholders who are considering a sale of all or a portion of their Shares the opportunity to sell those Shares for cash without the usual transaction costs associated with open-market sales. The purchase of Shares in the Offer will reduce the number of stockholders of record of the Company.

         For stockholders who do not tender, there is no assurance that the price of the Shares will not trade below the price currently being offered by the Company pursuant to the Offer. For stockholders who do tender, the trading price of Shares may increase as a result of the Offer or an unexpected offer and/or acquisition by a third party.

         The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of such stockholder's Shares and has not authorized any person to make any such recommendation. Stockholders are urged to evaluate carefully all information contained in this Offer to Purchase and accompanying documents, consult their own investment and tax advisors and make their own decisions whether to tender Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intends to tender any shares pursuant to the Offer.

         Shares the Company acquires pursuant to the Offer will be held in the Company's treasury and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the AMEX or any other securities exchange on which the shares may be listed). Such Shares could be issued for such purposes as, among others, the acquisition of other businesses or the raising of additional capital. The Company has no concrete current plans for the issuance of Shares repurchased pursuant to the Offer but has considered the issuance of Shares if the market price of the Shares were to increase substantially above $7.50 per Share.

Certain Effects Of The Offer; Plans Of The Company After The Offer

         Impact on Tendering Stockholders. Stockholders who sell Shares to the Company in response to the Offer will receive the Purchase Price in cash, without interest thereon. The sale of Shares in response to the Offer will have federal income tax consequences to the selling stockholders and may have tax consequences under applicable state, local and other tax laws. See "The Tender Offer -- Certain United States Federal Income Tax Consequences."

         Impact on Non-Tendering Stockholders. The purchase of Shares as a result of the Offer will decrease the Company's stockholders' equity per Share because the Purchase Price will be greater than the Company's stockholders' equity per Share of $6.10 at September 30, 1999. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus in the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future. However, the tendering of Shares pursuant to the Offer will reduce the number of Shares that could otherwise be traded publicly and could materially and adversely affect the liquidity and market value of the remaining Shares held by the public.

         The Company has never declared nor paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in respect of its Common Stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, its earnings (if any), financial condition, cash flows, capital requirements and other relevant considerations, including applicable contractual restrictions and governmental regulations with respect to the payment of dividends. The Company does not anticipate any change to the current dividend policy. See "The Tender Offer -- Price Range of Shares; Dividends."

         Impact on the Company. The Company expects to expend approximately $3.84 million in connection with the Offer, including all fees and expenses applicable to the Offer. As a result, upon the completion of the Offer, the Company expects that it will have less cash and investments available for working capital and for other uses, including for any possible acquisitions by the Company. However, the Company believes that after the Offer is completed, the Company will have more than $40.0 million on hand and sufficient cash flow and access to other sources of capital in order to fund its working capital needs and provide for all presently foreseeable capital expenditure requirements. The funds required to complete the Offer and pay related expenses will be provided from the Company's existing cash resources. See "The Tender Offer -- Source and Amount of Funds."

         Plans for the Company After the Offer. Following the Offer, the business and operations of the Company will be continued by the Company substantially as they are currently being conducted by the Company's current management, except that if the market price for the Shares were to substantially increase, the Company may sell a substantial number of Shares and acquire diversified gaming assets.

         Except as disclosed in this Offer to Purchase, the Company currently has no plans or proposals that relate to or would result in:

              (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

              (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

              (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

              (d) any change in the present Board of Directors or management of the Company;

              (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

              (f) any other material change in the Company's corporate structure or business;

              (g) any change in the Company's Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Company by any person;

              (h) a class of equity security of the Company being delisted from a national securities exchange or ceasing to be authorized for quotation in an inter-dealer quotation system of a registered national securities association;

              (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

              (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

         The Board of Directors has in the past considered and evaluated a possible sale of all or a significant part of the Company's business. See "The Tender Offer -- Position of the Company's Board; Fairness of the Offer." Although the Company has no present plan to pursue such a sale at this time, there can be no assurance that the Company will not consider such a sale, or consummate any transaction involving a significant part of its business, following the consummation of the Offer.

         Following completion of the Offer, the Company may repurchase additional Shares in the open market, in privately negotiated transactions or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the Offer. Rule 13e-4 under the Exchange Act prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions.

3.       Position of the Company's Board; Fairness of the Offer

         Position of the Company's Board of Directors. On December 23, 1999, the Board of Directors of the Company, by unanimous vote of all directors participating and voting, approved the Offer. However, the Board of Directors does not make any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender such stockholder's Shares and, if so, how many Shares to tender. The Offer is being made to all holders of Shares, including directors and executive officers of the Company. However, the Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

         Fairness of the Offer. In connection with its evaluation of the Offer, the Board of Directors of the Company considered, among others, the factors described below. Stockholders of the Company are urged to consider the following factors, as well as other information appearing in this Offer to Purchase, in determining whether to tender their Shares. In addition, stockholders should consider their particular financial circumstances, investment objectives and tax situation. See "The Tender Offer -- Certain United States Federal Income Tax Consequences" for a discussion of federal tax consequences.

     o Current Market Prices. On December 27, 1999, the last trading day prior to the announcement of the Offer, the closing sales price of the Shares was $5.19. On December 13, 1999, two weeks prior to the announcement of the Offer, the closing sales price was $5.50. In evaluating the Offer, the Board of Directors carefully considered, in relation to current market prices, the $7.50 net per Share cash consideration to be paid to the stockholders in the Offer, which represents a premium of approximately 44.5% per Share over the closing sales price on December 27, 1999, and a premium of approximately 36.4% per Share over the closing sales price two weeks preceding such date.

     o Historical Market Prices. Since the year ended December 31, 1998, the highest closing sales price of the Shares was $6.63. Since the year ended December 31, 1997, the highest closing sales price of the Shares was $15.06. In addition to considering the historical market prices of the Shares, the Board of Directors carefully considered the trading activity of the Shares, including the fact that the average daily trading volume of the Shares for the past two years has been approximately 6,000 Shares per day.

     o Other Offers. On September 15, 1997, the Company entered into a merger agreement with certain entities controlled by Allen E. Paulson. Pursuant to the merger agreement, a company controlled by Paulson was to have acquired 100% of the Company's Common Stock for $15 per Share, plus an interest factor. In March 1998, the Company was notified by Paulson that the merger agreement was void and unenforceable, or alternatively, of his intention to terminate the merger agreement. The Company disputed the factual and legal assertions of Paulson and vigorously pursued its rights against Paulson. On July 1, 1999, the Company, Paulson and certain of their respective affiliates entered into a settlement agreement, settling their disputes and terminating the merger agreement. On October 8, 1999, the Federal District Court for the Central District of California approved a bar order as part of a settlement of the lawsuit brought by Paulson against the Company. The lawsuit remains pending against the other defendants. In evaluating the Offer, the Board of Directors carefully considered the fact that Paulson offered $15 per Share in September 1997.

     o Purchase Price Paid in Previous Purchases. Pursuant to the terms of the settlement agreement discussed above under "Other Offers" among the Company, Paulson and their respective affiliates, on October 8, 1999, the Company purchased 463,655 Shares from Paulson at $7.50 per Share. As part of such settlement, the holders of the Company's Contingent Value Rights received $2.46 per Right, or an aggregate of approximately $4,350,200. In addition, on October 20, 1999, the Company purchased 81,000 Shares from Sun America, Inc. at $7.50 per Share. The purpose of such purchase was to reduce Sun America's ownership of the Company below 15% of the Company's outstanding stock in order to facilitate the licensing by the Colorado Gaming Commission of the Company's subsidiary, Riviera Black Hawk, Inc. See "Growth Opportunities" below. In evaluating the Offer, the Board of Directors carefully considered the price of $7.50 per Share paid by the Company for its Common Stock in recent transactions.

     o Growth Opportunities. In evaluating the Offer, the Board of Directors also carefully considered the Company's growth opportunities. The Company's growth strategy includes maximizing the potential of the Company's prime Las Vegas Boulevard frontage and capitalizing on the proven strength of its management team by leveraging its talents across multiple properties. To achieve this goal, the Company is pursuing the following opportunities:

          o The Black Hawk Project. The Company's indirect wholly-owned subsidiary, Riviera Black Hawk, Inc., is constructing a casino in Black Hawk, Colorado. This property will be the third largest casino with entertainment and parking facilities in Black Hawk, Colorado, approximately 40 miles west of Denver. It will be one of the first three casinos encountered when traveling from Denver to the Black Hawk/Central City market. The casino will feature approximately 1,000 slot machines and 12 gaming tables. A variety of other amenities will be offered, which are designed to differentiate this casino, including on-site parking for approximately 520 vehicles, a casual dining restaurant with seating for approximately 250 people and two themed bars, and an entertainment center with seating for up to 600 people. The casino is expected to open in January 2000.

          o Convention Center. In October 1999, the Company completed construction to expand its convention center from 100,000 square feet to 160,000 square feet. The new expanded facilities, which opened on February 12, 1999, include new, state-of-the-art convention, meeting and banquet facilities, teleconferencing and satellite uplink capability, and 66,000 square feet of additional parking. The new facilities connect to the existing convention facility and the main hotel buildings to form one integrated structure. The new expanded facilities should help the Company maintain and enhance its core conventioneer customer base, attract new customers and generate significant advance room bookings.

          o Future Expansions. The Company is exploring the possible development of an approximately 60,000 square-foot domed shopping center and entertainment complex to be constructed directly over the casino which would contain stores and entertainment. The exit from the complex would be by an escalator which would deliver patrons to the casino. The Company is also exploring a number of options for the development of its existing 26-acre site. These options include a joint venture for the development of a time-share condominium tower or an additional hotel tower and parking garage. The Company believes that additional rooms adjacent to the Las Vegas Convention Center would be particularly attractive to business customers and would provide a base for additional casino customers.

          o Casino / Hotel Management Contracts. In order to capitalize on management's expertise and reputation as successful operators of casino properties, the Company formed Riviera Gaming Management, Inc. for the primary purpose of obtaining casino management contracts in Nevada and other jurisdictions. Riviera Gaming provides services such as assisting new venue licensee applicants in designing and planning their gaming operations and managing the start-up of new gaming operations. The Company believes that management contracts provide high margin income with limited additional overhead and little or no capital expenditure requirements. The Company is continually evaluating opportunities to manage other casinos/hotels and is currently in discussions relating to an Indian casino in California. The Company's objective is to obtain the right to a substantial equity position in projects it would manage as part of the compensation for its services.

          o    Pennsylvania.   On September 30, 1999, the Company applied to the
               Pennsylvania State Horse Racing Commission for a license to conduct thoroughbred horse racing and pari-mutuel wagering in Erie, Pennsylvania. The Pennsylvania State Horse Racing Commission is in the preliminary stages of reviewing the application.

         The Board of Directors of the Company evaluated the factors listed above in light of its knowledge of the business, financial condition and prospects of the Company. Based primarily on the current market prices of the Shares and recent purchases of Shares from Paulson and Sun America at $7.50 per Share, the Board of Directors believes that the Offer is fair to the stockholders of the Company. However, it is quite possible that the other factors listed above would indicate that the longer term value of the Company's Common Stock is greater than $7.50. Considering such other factors, the Board of Directors believes that the current market value of the Shares of $5.19 at December 27, 1999 is significantly undervalued. However, the Board of Directors makes no prediction as to the future trading prices of the Shares, nor can it be assured that the long-term outlook for the Company will be positive.
Stockholders should note that none of the Company's directors or executive officers intends to tender any Shares pursuant to the Offer. In light of the number and variety of factors that the Board of Directors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to assign relative weights to the factors listed above, and, accordingly, the Board of Directors did not do so.

         Stockholders contemplating whether to tender their Shares should consider that the Company has not retained any financial advisor or investment banking firm to assist the Company in determining the price and terms of the Offer or whether the Offer is adequate to tendering stockholders. The Company also has not requested any report, opinion or appraisal relating to the fairness of the Purchase Price. No unaffiliated representative has been retained to act solely on behalf of the unaffiliated stockholders for the purposes of negotiating the terms of the Offer. The Offer does not require the approval of a majority of unaffiliated stockholders. All directors of the Company, including those who are not employees of the Company, have approved the Offer.

4.       Procedures For Tendering Shares.

         Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), including any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received prior to 12:00 midnight, New York City time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase, or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

         Odd Lot Holders who tender all such Shares must complete the section entitled "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in "The Tender Offer -- Number of Shares; Proration -- Odd Lots."

         Stockholders who hold Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through the brokers or banks and not directly to the Depositary.

         Signature Guarantees and Method of Delivery. No signature guarantee is required: (i) if the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 4, shall include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or (ii) if Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing constituting an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

         In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of the book-entry transfer of the Shares into the Depositary's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended.

         Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing the Book-Entry Transfer Facility to transfer Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees or an Agent's Message or, in the case of a tender through the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP"), the specific acknowledgement in each case together with any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. The confirmation of a book-entry transfer of shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book Entry Confirmation." Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary and will not constitute a valid tender.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the purchaser may enforce such agreement against the participant.

     United States Federal Income Tax Backup Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 31%
of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the United States Internal Revenue Service ("IRS"), unless the stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary (as payer) and makes certain other certifications to the Depositary. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. If the Depositary is not provided with the correct taxpayer identification number, the United States Holder (as defined in "The Tender Offer -- Certain United States Federal Income Tax Considerations") also may be subject to a penalty imposed by the IRS. If withholding based on the presumption that the payment will be characterized as a dividend for federal income tax purposes and results in an overpayment of taxes, a refund may be obtained. Certain "exempt recipients" (including, among others, all corporations and certain Non-United States Holders (as defined in "The Tender Offer -- Certain United States Federal Income Tax Considerations")) are not subject to these backup withholding and information reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder's exempt status. Such statements can be obtained from the Depositary. See Instruction 13 of the Letter of Transmittal.

         To prevent United States Federal Income Tax Backup Withholding equal to 31% of the gross payments made to stockholders for Shares purchased pursuant to the Offer, each stockholder who does not otherwise establish an exemption from such backup withholding must provide the Depositary with the stockholder's correct taxpayer identification number and provide certain other information by completing the Substitute Form W-9 included as part of the Letter of Transmittal.

         Withholding For Non-United States Holders. Even if a Non-United States Holder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a Non-United States Holder or his agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form 4224. The Depositary will determine a stockholder's status as a Non-United States Holder and eligibility for a reduced rate of, or exemption from, withholding based on the presumption that the payment will be characterized as a dividend for federal income tax purposes and by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-United States Holder meets those tests described in "The Tender Offer -- Certain United States Federal Income Tax Considerations" that would characterize the exchange as a sale (as opposed to a dividend) or is otherwise able to establish that no tax or a reduced amount of tax is due.

         Non-United States holders are urged to consult their own tax advisors regarding the application of United States Federal Income Tax Withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

         Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the stockholder's Share certificates are not immediately available or cannot be delivered to the Depositary prior to the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration

Date, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

              (a) the tender is made by or through an Eligible Institution;

              (b) the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery; and

              (c) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three AMEX trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

         Return of Tendered Shares. If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased Shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the Shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility, in each case without expense to the stockholder.

         Company Stock Option Plans. The Company is not offering, as part of the Offer, to purchase any options outstanding under any of the Company's stock option plans and tenders of options will not be accepted. Holders of options who wish to participate in the Offer may either (i) comply with the procedure for guaranteed delivery set forth above without having to exercise their options until after the results of the Offer are known (provided, however, that an option holder will not be required to make the requisite tender through an Eligible Institution and may personally execute and deliver the Notice of Guaranteed Delivery) or (ii) exercise their options and purchase Shares of the Company's Common Stock and then tender the Shares pursuant to the Offer, provided that, in the case of either (i) or (ii), any exercise of an option and tender of Shares is in accordance with the terms of the stock option plans and the options. In no event are any options to be delivered to the Depositary in connection with a tender of Shares hereunder. An exercise of an option cannot be revoked even if Shares received upon the exercise and tendered in the Offer are not purchased in the Offer for any reason.

         Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder and the Company's interpretation of the terms of the Offer will be final and binding on all parties. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. None of the Company, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any notice.

         Tendering Stockholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) the stockholder has a net long position in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (b) the tender of Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering
(i) has a net long term position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire the Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

         The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon and subject to the terms and conditions of the Offer.

         Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to the Company. Any such documents delivered to the Company will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

5.       Withdrawal Rights.

         Except as otherwise provided in this Section 5, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 12:00 midnight, New York City time, on February 2, 2000, or such later time as may apply if the Offer is extended.

         For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic, telex or facsimile transmission form and must be received in a timely manner by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in "The Tender Offer -- Procedures for Tendering Shares," the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, the Information Agent or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any notice.

         Withdrawals may not be rescinded and any Shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless the withdrawn Shares are properly re-tendered prior to the Expiration Date by following one of the procedures described in "The Tender Offer -- Procedures for Tendering Shares."

         If the Company extends the Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 5.

6.       Purchase of Shares and Payment of Purchase Price.

         Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company will accept for payment and pay for (and thereby purchase) Shares properly tendered and not properly withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered and not properly withdrawn (subject to the proration provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

         The Company will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

         In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five business days after the Expiration Date. Certificates for all Shares tendered and not purchased, including Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered the Shares) to the tendering stockholder at the Company's expense as promptly as practicable after the Expiration Date or termination of the Offer without expense to the tendering stockholders. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See "The Tender Offer -- Certain Conditions of the Offer."

         The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.

         Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to required Federal Income Tax Backup Withholding of 31% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See "The Tender Offer -- Procedures for Tendering
Shares." Also see "The Tender Offer -- Procedures for Tendering Shares" regarding United States Federal Income Tax consequences for Non-United States holders.

7.       Certain Conditions of the Offer.

         Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after December 28, 1999 and prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's reasonable judgment and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with acceptance for payment:

              (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

              (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares,
     (iii) materially impair the contemplated benefits of the Offer to the Company or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

              (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares, (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on December 27, 1999;

              (d) a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person;

              (e)(i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC on or before December 27, 1999), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before the Expiration Date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities other than in connection with a transaction authorized by the Board of Directors of the Company;

              (f) any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in the Company's reasonable judgment, is or may be material to the Company or its subsidiaries; or

              (g) the Company determines that the consummation of the Offer and the purchase of the Shares may cause the Shares to be delisted from the AMEX or to be eligible for deregistration under the Exchange Act.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or omission by the Company) giving rise to any such condition, and may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding.

8.       Price Range of Shares; Dividends.

         The Shares are listed and traded on the AMEX under the ticker symbol "RIV." The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices per Share reported on the AMEX compiled from published financial sources:


                                       High                   Low
                               ---------------------  ---------------------
 Fiscal Year 1997
 ----------------
 3rd quarter                       $    14.63               $   12.13
 4th quarter                       $    14.81               $   12.75

 Fiscal Year 1998
 ----------------
 1st quarter                       $    15.06               $   10.75
 2nd quarter                       $    10.81               $    6.13
 3rd quarter                       $     8.13               $    5.75
 4th quarter                       $     5.81               $    3.94

 Fiscal Year 1999
 ----------------
 1st quarter                       $     6.63               $    4.19
 2nd quarter                       $     5.75               $    4.13
 3rd quarter                       $     6.00               $    4.06

         On December 27, 1999, the last full trading day on the AMEX before the announcement of the Offer, the closing per Share sales price as reported on the AMEX was $5.19. As of December 27, 1999, based upon information available to it, the Company believes that there were approximately 197 stockholders of record, which does not include approximately 643 shareholders that hold shares through brokerage houses. Stockholders are urged to obtain current market quotations for the Shares.

         The Company has never paid any cash dividends on its Common Stock and does not currently expect to pay any cash dividends on its Common Stock for the foreseeable future. The Company's ability to pay dividends is primarily dependent upon receipt of dividends and distributions from its wholly-owned subsidiary, Riviera Operating Corporation. In addition, the indenture for the Company's 10% First Mortgage Notes due 2004 restricts the Company's ability to pay dividends on its Common Stock. The Company intends to retain future earnings to finance its operations and to fund the growth of the business. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payments of dividends and other factors that the Board of Directors deems relevant.

9.       Source and Amount of Funds.

         Assuming the Company purchases 500,000 Shares pursuant to the Offer at the Purchase Price, the Company expects the maximum aggregate cost, including all fees and expenses applicable to the Offer, to be approximately $3.84 million. The Company expects to fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses from its existing cash resources.

10.      Certain Information Concerning the Company.

         General. The Company, through its wholly-owned subsidiary, Riviera Operating Corporation, a Nevada corporation, owns and operates the Riviera Hotel & Casino (the "Riviera") located on Las Vegas Boulevard (the "Strip") in Las Vegas, Nevada. Opened in 1955, the Riviera has developed a long-standing reputation for delivering high quality, traditional Las Vegas-style gaming, entertainment and other amenities. The Riviera is situated on a 26-acre site located across the Strip from Circus Circus and across Paradise Road from the Las Vegas Hilton and the Las Vegas Convention Center. The property features approximately 2,100 hotel rooms, including 169 suites, 115,000 square feet of casino space, one of the largest convention, meeting and banquet facilities in Las Vegas, four full-service restaurants, a large buffet, four showrooms, an entertainment lounge, 43 food and retail concessions and approximately 2,900 parking spaces. The casino contains approximately 1,500 slot machines, 46 gaming tables, a keno lounge and a 200-seat race and sports book. The Riviera offers one of the most extensive entertainment programs in Las Vegas, including the award winning show, Splash(R).

         The Company, through its wholly-owned subsidiary, Rivera Black Hawk, Inc., is currently constructing a limited-stakes casino in Black Hawk, Colorado. This property will be the third largest casino with entertainment and parking facilities in Black Hawk, Colorado, approximately 40 miles west of Denver. The casino will feature approximately 1,000 slot machines and 12 gaming tables. A variety of other amenities will be offered, including on-site parking for approximately 520 vehicles, a casual dining restaurant with seating for approximately 250 people and two themed bars, and an entertainment center with seating for up to 600 people. The Company believes the casino will begin operations in Janaury 2000.

         The Company's principal executive office is located at 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

         See "The Tender Offer -- Position of the Company's Board; Fairness of the Offer" for a discussion relating to the Company's growth opportunities.

         Selected Historical Financial Information. The table below sets forth summary historical consolidated financial information of the Company. Historical financial information as of and for each of the years ended December 31, 1998 and December 31, 1997 was derived from and should be read in conjunction with the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998, and historical unaudited financial information as of and for each of the nine month periods ended September 30, 1999 and September 30, 1998 was derived from and should be read in conjunction with the unaudited consolidated financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, each of which is incorporated herein by reference. The unaudited financial statements have been prepared by the Company on a basis consistent with the audited financial statements, including all normal recurring adjustments necessary for a fair presentation of the information set forth therein. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the result that will be achieved for future periods, including the entire year ending December 31, 1999. The information should be read in conjunction with and is qualified in its entirety by reference to such financial statements and the related notes thereto. More comprehensive financial information is included in such reports, and the financial information that follows is qualified in its entirety by reference to such reports, as such reports may be amended from time to time. Copies of these reports may be obtained as set forth below under the caption "Additional Information."

                    SELECTED HISTORICAL FINANCIAL INFORMATION
                 (in thousands except per share data and ratios)

                                                         Nine Months Ended                        Fiscal Year Ended
                                                -------------------------------------    ------------------------------------

                                                  September 30,       September 30,       December 31,       December 31,
                                                       1999               1998                1998               1997
                                                -------------------  ----------------    ----------------  ------------------

Income Statement Data:
  Net Revenues                                         $119,851           $120,833            $159,955           $153,793
  Total Costs and Expenses                              111,273            108,095             143,576            134,915
  Income from Operations                                  8,578             12,738              16,379             18,878
  Other Income (Expense)                                (13,962)           (14,312)            (17,963)           (15,481)
  Income (Loss) Before Taxes
    and Extraordinary Item                               (5,384)            (1,574)             (1,584)             3,397
  Provision (Benefit) for Income Taxes                   (2,566)              (515)               (533)             1,309
  Income (Loss) Before
     Extraordinary Item                                  (2,818)            (1,059)             (1,051)             2,088
  Net Income (Loss)                                      (2,818)            (4,065)             (4,057)             2,088

  Earnings (Loss) Per Share
    Before Extraordinary Item:
      Basic                                                (.56)              (.21)              (.21)                .42
      Diluted                                              (.56)              (.21)              (.21)                .40
  Loss Per Share From
    Extraordinary Item:
      Basic                                                -                  (.60)              (.60)                -
      Diluted                                              -                  (.60)              (.60)                -
Earnings (Loss) Per Share:
      Basic                                                (.56)              (.81)              (.81)                .42
      Diluted                                              (.56)              (.81)              (.81)                .40
  Ratio of Earnings to
    Fixed Charges                                           .51                .66                .68                1.00

                                                -------------------------------------    ------------------------------------
                                                               As of                                    As of
                                                -------------------------------------    ------------------------------------

                                                  September 30,       September 30,       December 31,       December 31,
                                                       1999               1998                1998               1997
                                                -------------------  ----------------    ----------------  ------------------

Balance Sheet Data:
  Cash and Cash Equivalents                            $ 39,213          $ 52,078             $ 48,883           $ 65,151
  Total Assets                                          291,755           238,117              244,909            347,866
  Long-term Debt, Net of Current Portion                222,638           173,772              174,506            173,436
  Stockholders' Equity                                   30,655            33,661               33,503             37,777
  Book Value Per Share (5)                                 6.10              6.59                 6.65               7.70

         Selected Unaudited Pro Forma Financial Information. The following selected unaudited pro forma financial information sets forth historical information as adjusted to give effect to the purchase of 500,000 Shares pursuant to the Offer at the Purchase Price. Expenses directly related to the Offer are estimated to be $85,000 and are reflected in the pro forma financial information set forth below. The pro forma adjustments assume that the transaction occurred, for purposes of the statement of income, as of the first day of the period presented, and for purposes of the balance sheet, as of the balance sheet date. The assumptions on which the pro forma financial information is based are further described in the Notes to Selected Pro Forma Unaudited Financial Information. Each period presented should be treated as a stand-alone period. The pro forma information of the Company is unaudited and does not purport to be indicative of the results that would have been attained had the purchase of the Shares pursuant to the Offer been completed at the dates indicated or the results that may be obtained in the future.

               Selected Unaudited Pro Forma Financial Information
                (in thousands, except per share data and ratios)


                                                 Nine Months Ended                       Fiscal Year Ended
                                                    (unaudited)                  ---------------------------------
                                      ---------------------------------------
                                                            Pro Forma(1)(2)                       Pro Forma (1)(2)
                                                            ---------------                       ----------------
                                         September 30,           $7.50           December 31,          $7.50
                                             1999              Per Share             1998            Per Share
                                      -------------------   ----------------    ----------------  ----------------

  Income Statement Data:
  Net Revenues                               $119,851          $119,851             $159,955          $159,955
  Total Costs and Expenses                    111,273           111,273              143,576           143,576
  Income from Operations                        8,578             8,578               16,379            16,379
  Other Income (Expense)                     (13,962)          (13,962)             (17,963)          (17,963)
  Income (Loss) Before Taxes
    and Extraordinary Item                     (5,384)           (5,610)              (1,584)           (1,857)
  Provision (Benefit) for Income
    Taxes                                      (2,566)           (2,674)                (533)             (625)
  Income (Loss) Before
    Extraordinary Item                         (2,818)           (2,936)              (1,051)           (1,232)
  Net Income (Loss)                            (2,818)           (2,936)              (4,057)           (4,238)

  Earnings (Loss) Per Share
    Before Extraordinary Item:
      Basic                                      (.56)             (.64)                (.21)             (.27)
      Diluted                                    (.56)             (.64)                (.21)             (.27)
  Loss Per Share From
    Extraordinary Item:
      Basic                                      -                   -                  (.60)             (.67)
      Diluted                                    -                   -                  (.60)             (.67)
Earnings (Loss) Per Share:
      Basic                                      (.56)             (.64)                (.81)             (.93)
      Diluted                                    (.56)             (.64)                (.81)             (.93)
Weighted-average Common
    Shares Outstanding                      5,068,698         4,568,698            5,037,000         4,537,000
Weighted-average Common and
Common Equivalent Shares                    5,068,698         4,568,698            5,037,000         4,537,000
  Ratio of Earnings to
    Fixed Charge (3)                              .51               .50                  .68               .67

                                                       As of                                  As of
                                      ---------------------------------------    ---------------------------------
                                                            Pro Forma(1)(2)                       Pro Forma (1)(2)
                                                            ---------------                       ----------------
                                         September 30,           $7.50           December 31,          $7.50
                                             1999              Per Share             1998            Per Share
                                      -------------------   ----------------    ----------------  ----------------
Balance Sheet Data:
  Cash and Cash Equivalents                   $ 39,213             $ 35,378          $ 48,883          $ 45,048
  Total Assets                                 291,755              287,920           244,909           241,074
  Long-Term Debt, Net of Current Portion       222,638              222,638           174,506           174,506
  Stockholders' Equity (4)                      30,655               26,815            33,503            29,663
  Book Value Per Share (5)                        6.10                 5.92              6.65              6.54

           Notes to Selected Unaudited Pro Forma Financial Information

         The following assumptions were used in determining the pro forma financial information:

(1) The information assumes that the Company's existing cash resources were used to purchase Shares pursuant to the Offer and loss before taxes and extraordinary item was increased by $141,000 for the nine-month period ended September 30, 1999 and $188,000 for the 12-month period ended
     December 31, 1998 to reflect loss of interest earnings on such cash resources.

(2) The information assumes 500,000 Shares are purchased at the Purchase Price, which was assumed to have occurred at the beginning of the periods presented for income statement purposes and as of the balance sheet date for balance sheet purposes. There can be no assurance that the Company will purchase 500,000 Shares in the Offer.

(3) The ratios of net earnings to fixed charges were computed by dividing net earnings before fixed charges and income taxes by fixed charges. Fixed charges consist of interest and debt expenses, including amortization of debt discount, debt offering costs, interest expense on capitalized leases and capitalized interest.

(4) Expenses directly related to the Offer were assumed to be $85,000 and are included in the purchase price for the Shares. The pro forma book value per share amounts for both periods were adjusted for the 500,000 share repurchase at an approximate cost of $3.84 million, including transaction fees.

(5) Book value per share was calculated by dividing total stockholders' equity by the number of shares outstanding.

         Additional Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

11. Interest of Directors and Officers and Principal Stockholders; Transactions and Arrangements Concerning Shares.

         In considering the Offer and the fairness of the consideration to be received in the Offer, stockholders should be aware that certain officers and directors of the Company have interests in the Offer that are described below and which may present them with certain actual or potential conflicts of interest.

         As of December 15, 1999, the Company had 4,523,021 issued and outstanding Shares, 583,755 Shares held in treasury and had reserved 633,000 Shares for issuance upon exercise of outstanding options. The 500,000 Shares that the Company is offering to purchase represents approximately 11% of the Shares outstanding on December 15, 1999 (approximately 10% assuming exercise of outstanding exercisable options).

         As of December 15, 1999, the Company's directors and executive officers as a group (11 persons) beneficially owned an aggregate of 808,413 Shares representing approximately 16.3% of the outstanding Shares, assuming the exercise by such persons of their options exercisable within 60 days of such date. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. If the Company purchases 500,000 Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, the Company's executive officers and directors as a group would own beneficially approximately 18.2% of the outstanding Shares immediately after the Offer, assuming the exercise by such persons of their options exercisable within 60 days of such date.

         Based on the Company's records and on information provided to the Company by its directors, executive officers and subsidiaries, neither the Company, nor any associate or subsidiary of the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Shares during the 40 business days prior to the date hereof.

         Except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

12.      Beneficial Ownership of Shares.

         The table below sets forth information regarding the beneficial ownership of the Common Stock of the Company as of December 15, 1999, by (1) each person who, to the Company's knowledge, beneficially owns more than 5% of such Common Stock, (2) each director and executive officer of the Company and
(3) all directors and executive officers of the Company and its subsidiary, Riviera Operating Corporation, as a group. Each person listed below has sole voting and investment power for the Shares set forth opposite that person's name unless otherwise indicated.

                                                      Shares Beneficially Owned
Name                                                  Number         Percentage
----                                                  ------         ----------
William L. Westerman(1)(2).......................      584,200          12.1%
Ronald P. Johnson(1)(3)..........................       49,500           1.1
Duane R. Krohn(1)(4).............................       41,800           *
Robert Vannucci(1)(5)............................       28,668           *
Jerome P. Grippe(1)(6)...........................       26,418           *
Robert R. Barengo(1)(7)..........................        9,380           *
Richard L. Barovick(1)(8)........................       10,400           *
James N. Land, Jr.(1)(9).........................        1,900           *
Keyport Life Insurance Co.(10)...................      857,160          19.0
SunAmerica Life Insurance Company(11)............      675,920          14.9
Morgens Entities:(12)
  Betje Partners.................................       29,360           *
  Morgens Waterfall Income Partners..............       43,920           *
  Phoenix Partners, L.P..........................       79,440           1.8
  Restart Partners, L.P..........................      177,997           3.9
  Restart Partners II, L.P.......................      374,374           8.3
  Restart Partners III, L.P......................      298,600           6.6
  Endowment Restart LLC..........................      261,109           5.8
                                                     ---------        ------
     Total Morgens Entities......................    1,264,800          28.0
James D. Bennett(13).............................      531,265          11.7
All executive officers and directors as a group
     (11 persons)(2)(3)(4)(5)(6)(7)..............      808,413          16.3
----------
*    Less than 1%.

(1) The address for each director and officer is c/o Riviera Holdings Corporation, 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

(2) Includes 320,000 shares which may be acquired within 60 days of December 15, 1999, upon the exercise of outstanding options.

(3) Includes 14,500 shares which may be acquired within 60 days of December 15, 1999, upon the exercise of outstanding options.

(4) Includes 14,500 shares which may be acquired within 60 days of December 15, 1999, upon the exercise of outstanding options.

(5) Includes 14,500 shares which may be acquired within 60 days of December 15, 1999, upon the exercise of outstanding options.

(6) Includes 12,250 shares which may be acquired within 60 days of December 15, 1999, upon the exercise of outstanding options.

(7) Includes 2,400 shares which may be acquired within 60 days of December 15, 1999, upon the exercise of outstanding options.

(8) Includes 400 shares which may be acquired within 60 days of December 15, 1999, upon the exercise of outstanding options.

(9) Includes 400 shares which may be acquired within 60 days of December 15, 1999, upon the exercise of outstanding options.

(10) The address for Keyport Life Insurance Company is 125 High Street, Boston, Massachusetts 02110. Stein Roe, an affiliate of Keyport, is Keyport's investment advisor, and, as such, has the power and authority to direct the disposition of the securities, and accordingly, could be deemed to be a "beneficial" owner within the meaning of Rule 13d-3 of the Exchange Act. Stein Roe, however, disclaims actual beneficial ownership of such securities.

(11) The address for SunAmerica Life Insurance Company is One Sun America Center, Century City, California 90067.

(12) The address of Morgens Waterfall is 10 East 50th Street, New York, New York 10022. Morgens Waterfall or its principals are either investment advisors to, or trustees or general partners of, the seven entities listed in the above table that are the owners of Common Stock of the Company. Morgens Waterfall or its principals have the power and authority to direct the disposition of these securities and, accordingly, could be deemed to be "beneficial" owners within the meaning of Rule 13d-3 of the Exchange Act. Each of Morgens Waterfall, its principals and these seven entities, however, disclaims beneficial ownership with respect to any securities not actually beneficially owned by it.

(13) Includes (a) 323,003 shares held by Restructuring Capital Associates, L.P. and Bennett Restructuring Fund, L.P. and (b) 161,262 shares held by Bennett Offshore Restructuring Fund, Inc. The address for Mr. Bennett is c/o Restructuring Capital Associates, L.P., 450 Park Avenue, New York, New York 10022.

13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act.

         The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of stockholders, which could adversely affect the liquidity and market value of the remaining Shares held by the public. If consummated, the Offer would also result in a change in the capitalization of the Company. The Shares are currently listed for trading on the AMEX.

         The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this has the effect of allowing brokers to extend credit on the collateral of such Shares. The Company believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations. In the event that the Shares would no longer constitute "margin securities," the Shares could no longer be used as collateral for margin loans made by brokers.

         The Shares are currently registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the SEC and comply with the SEC's proxy rules in connection with meetings of the Company's stockholders. Registration of the Shares under the Exchange Act could be terminated upon application by the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. The Company does not intend to terminate registration of the Shares under the Exchange Act after the completion of the Offer.

14.      Certain Legal Matters; Regulatory Approvals.

         The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it will be required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offering pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "The Tender Offer -- Certain Conditions of the Offer."

15.      Certain United States Federal Income Tax Consequences.

         The following summary describes the principal United States federal income tax consequences to United States Holders (as defined below) of an exchange of Shares pursuant to the Offer. Those stockholders who do not participate in the exchange should not incur any United States federal income tax liability from the exchange. This summary is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing United States Treasury Regulations promulgated thereunder, published rulings, administrative pronouncements and judicial decisions, changes to which could affect the tax consequences described herein (possibly on a retroactive basis).

         This summary addresses only Shares held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to certain types of stockholders (such as certain financial institutions, dealers or traders in securities or commodities, insurance companies, tax-exempt organizations or persons who hold Shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction or that have a functional currency other than the United States dollar). This summary may not be applicable with respect to Shares acquired as compensation (including Shares acquired upon the exercise of stock options or which were or are subject to forfeiture restrictions). This summary also does not address the state, local or foreign tax consequences of participating in the Offer. Each holder of Shares should consult such holder's tax advisor as to the particular consequences to such holder of participation in the Offer.

         A "United States Holder" is a holder of Shares that for United States federal income tax purposes is (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized in or under the laws of the United States or any State or division thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered United States Holders for federal income tax purposes. A "Non-United States Holder" is a holder of Shares other than a United States Holder.

     A United States Holder participating in the exchange will be treated either as having sold Shares or as having received a distribution from the Company that may be taxable as a dividend. In that regard, under Section 302 of the Code, a United States Holder whose Shares are exchanged pursuant to the Offer will be treated as having sold Shares if the exchange (i) results in a "complete termination" of all of such holder's equity interest in the Company, (ii) is a "substantially disproportionate" redemption with respect to such holder or (iii) is "not essentially equivalent to a dividend" with respect to such holder. In applying each of the Section 302 tests, a United States Holder will be treated as owning Shares actually or constructively owned by certain related individuals and entities.

         The receipt of cash by a stockholder will result in a "complete termination" of the stockholder's interest if either (1) all of the stock of the Company that is actually and constructively owned by the stockholder is transferred pursuant to the Offer or (2) all of the stock of the Company actually owned by the stockholder is sold pursuant to the Offer and the stockholder is eligible to waive, and effectively waives, the attribution of stock of the Company constructively owned by the stockholder in accordance with the procedures described in the Code. An exchange of Shares will be "substantially disproportionate" with respect to a United States Holder if the percentage of the then outstanding Shares actually and constructively owned by such holder immediately after the exchange of Shares (treating Shares exchanged pursuant to the Offer as no longer outstanding) pursuant to the Offer is less than 80% of the percentage of the Shares actually and constructively owned by such holder immediately before the exchange (treating Shares exchanged pursuant to the Offer as outstanding). A United States Holder will satisfy the "not essentially equivalent to a dividend" test if the reduction in such holder's proportionate interest in the Company constitutes a "meaningful reduction" given such holder's particular facts and circumstances. The IRS has concluded in a published ruling that even a minor reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs constitutes such a "meaningful reduction."

         If a United States Holder is treated as having sold Shares, such holder will recognize capital gain or loss equal to the difference between the amount of cash received and such holder's adjusted tax basis in the Shares sold to the Company. In the case of an individual United States Holder, the maximum marginal United States federal income tax rate applicable to net capital gain on Shares held for more than one year is 20%.

         If a United States Holder who participates in the Offer is not treated as having sold Shares, such holder will be treated as receiving a dividend to the extent of such holder's ratable share of the Company's earnings and profits. Such a dividend will be includible in the United States Holder's gross income as ordinary income without reduction for the adjusted tax basis of the Shares exchanged. In such event, the United States Holder's adjusted tax basis in its Shares exchanged in the Offer generally will be added to such holder's adjusted tax basis in the remaining Shares. A dividend received by a corporate United States Holder may be (i) eligible for a dividends-received deduction (subject to applicable limitations) and (ii) subject to the "extraordinary dividend" provisions of the Code. To the extent, if any, that the cash received by a United States Holder exceeds the Company's earnings and profits, it will be treated first as a tax-free return of such United States Holder's tax basis in the Shares and thereafter as capital gain.

         See "The Tender Offer -- Procedures for Tendering Shares" with respect to the application of United States federal income tax withholding to payments made to Non-United States Holders and the backup withholding tax requirements.

         The tax discussion set forth above is included for general information only. Each stockholder is urged to consult such holder's own tax advisor to determine the particular tax consequences to such holder of the Offer, including the applicability and effect of state, local and foreign tax laws.

16.      Extension of the Offer; Termination; Amendment.

         The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in "The Tender Offer -- Certain Conditions of the Offer" shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in "The Tender Offer -- Certain Conditions of the Offer" by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in "The Tender Offer -- Certain Conditions of the Offer" shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(2) and 13e-4(f) promulgated under the Exchange Act. If (i) the Company increases or decreases the price to be paid for Shares, or increases or decreases the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 16, the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 am through 12:00 midnight, New York City time.

17.      Fees and Expenses.

         The Company has retained MacKenzie Partners, Inc. to act as Information Agent and American Stock Transfer & Trust Company to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

         No fees or commissions (other than fees to the Information Agent as described above) will be payable by the Company to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding this Offer to Purchase and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Depositary or the Information Agent for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 6 in the Letter of Transmittal.

18.      Miscellaneous.

         The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such jurisdiction. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

         Pursuant to the Exchange Act, the Company has filed a Schedule 13E-4 which contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in "The Tender Offer -- Certain Information Concerning the Company -- Available Information."

         No person has been authorized to give any information or make any representation on behalf of the Company in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such information or representation must not be relied upon as having been authorized by the Company.


                                               RIVIERA HOLDINGS CORPORATION

December 28, 1999

         Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                     AMERICAN STOCK TRANSFER & TRUST COMPANY

By Hand Delivery:             By Overnight Delivery:            By Mail:

40 Wall Street                40 Wall Street                    40 Wall Street
46th Floor                    46th Floor                        New York, New York  10005
New York, New York  10005     New York, New York  10005

                              Facsimile Transmission:
                              (for Eligible Institutions only)
                              (718) 234-5001

                   Confirm Receipt of Facsimile by Telephone:
                                 (718) 921-8200

         Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary.

                    The Information Agent for the Offer is:

                            MACKENZIE PARTNERS, INC.
                                156 Fifth Avenue
                               New York, NY 10010
                         (212) 929-5500 (call collect)
                       or call toll free 1 (800) 322-2885


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